Exhibit 2.21

WPP plc

6 Ely Place

Dublin 2, Ireland

5 May 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir or Madam:

In connection with the acquisition by WPP plc (the “Company”) of Taylor Nelson Sofres International Ltd. (“TNS”) in October 2008, the Company agreed to guarantee $30 million of 6.22% promissory notes of TNS due July 10, 2012, and $25 million of 6.34% promissory notes of TNS due July 10, 2014 (collectively, the “TNS Notes”). The TNS Notes are also guaranteed by the Company’s subsidiaries WPP 2008 Limited, WPP 2005 Limited, WPP Finance Co. Ltd., WPP Group U.S. Finance Corp., WPP Air 1 Limited and WPP Air 3 Limited.

The Company hereby agrees, pursuant to instruction 2(b)(i) to the Exhibits to Form 20-F, to furnish the Securities and Exchange Commission with a copy of the instruments relating to the TNS Notes upon request.

Very truly yours,

WPP PLC

By:	/s/ Paul W.G. Richardson
Paul W.G. Richardson
Group Finance Director